BY HAND DELIVERY

June 26, 2013

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549
Attn: Adam F. Turk and Brigitte Lippman

Re:                               True Religion Apparel, Inc.

Preliminary Revised Proxy Statement on Schedule 14A

Filed June 25, 2013

File No.: 000-51483

Dear Mr. Turk and Ms. Lippman:

We are submitting this correspondence in response to a comment letter issued by the Staff of the Securities and Exchange Commission (the “Commission”) on June 25, 2013 (the “Staff’s Letter”) with respect to True Religion Apparel, Inc.’s (the “Company”) Preliminary Revised Proxy Statement on Schedule 14A filed on June 25, 2013 (the “Preliminary Revised Proxy Statement”).  The discussion below reflects our response to each of the 4 comments made in the Staff’s Letter.

BACKGROUND FOR THE MERGER

Comment #1:

1.               We note your response to comment 5 in our letter dated June 21, 2013, and we reissue, in part, the comment. While the disclosure on page 37 discusses that the Special Committee determined that PIPE transaction was not in the best interests of the Company, please clarify the reasons why the Special Committee did not consider a PIPE transaction to be the best option. For example, please clarify what you mean when you state that parties expressed a general desire for increased down-side protection and describe why a PIPE transaction could not offer such protection.

Response:

The second revised Preliminary Proxy Statement on Schedule 14A filed today (the “Second Preliminary Revised Proxy Statement”) amends the prior disclosure as follows:

P. 37 of the Preliminary Revised Proxy Statement: Guggenheim Securities then updated the Special Committee regarding Party B’s and Party G’s interest in a PIPE investment and noted that, while neither party had yet discussed specific financial terms of such an investment, both parties expressed a general desire for increased down-side protection on such an investment. Guggenheim Securities also discussed the potential for an acquisition by the Company of a strategic business, which was rumored to be a divestiture candidate from its parent company and which we refer to as Party K. Following this discussion, the Special Committee determined that neither a PIPE investment nor a combination with Party K would be in the best interests of the Company or its stockholders at this time.

Second Preliminary Revised Proxy Statement (additional text in bold): Guggenheim Securities then updated the Special Committee regarding Party B’s and Party G’s interest in a PIPE investment and noted that, while neither party had yet discussed specific financial terms of such an investment, both parties expressed a general desire for increased down-side protection on such an investment. Guggenheim Securities also discussed the potential for an acquisition by the Company of a strategic business, which was rumored to be a divestiture candidate from its parent company and which we refer to as Party K. Following this discussion, the Special Committee determined that neither a PIPE investment nor a combination with Party K would be in the best interests of the Company or its stockholders at this time. During the discussion, the Special Committee determined that a PIPE investor should have interests that are aligned with those of the rest of the Company’s stockholders and should face the same rewards and risks with respect to the price of the Company’s common stock, and therefore concluded that providing such PIPE investor with contractual protection against the drop in price of the Company’s stock or other down-side protection would not be in the best interests of its stockholders.

Comment #2:

2.               Also, while we note your disclosure on page 33 regarding how a special dividend or self-tender offer was determined to be detrimental to the sales process and not to be in the best interest of the shareholders prior to the beginning of 2013, it appears from the disclosure on page 39 that such options were again discussed at the Special Committee meeting on March 8, 2013. Please revise to address why the Special Committee did not consider the special dividend or self-tender to be in the best interest of investors at that time.

Response:

The Second Preliminary Revised Proxy Statement amends the prior disclosure as follows:

P. 39 of the Preliminary Revised Proxy Statement: On March 11, 2013, the Special Committee convened a telephonic meeting, at which representatives of Greenberg Traurig and Akin Gump participated, to discuss TowerBrook’s updated proposal. At this meeting, the Special Committee determined that, in light of TowerBrook’s significantly increased price of $34.00 per share, it would be in the best interests of the Company and its stockholders to resume its exploration and evaluation of a sale of the entire Company to TowerBrook.

Second Preliminary Revised Proxy Statement (additional text in bold): On March 11, 2013, the Special Committee convened a telephonic meeting, at which representatives of Greenberg Traurig and Akin Gump participated, to discuss TowerBrook’s updated proposal. At this meeting, the Special Committee determined that, in light of TowerBrook’s significantly increased price of $34.00 per share, it would be in the best interests of the Company and its stockholders to resume its exploration and evaluation of a sale of the entire Company to TowerBrook. In furtherance of its decision that the resumption of its exploration of a sale of the entire Company to TowerBrook would be in the best interests of the Company and its stockholders, the Special Committee determined that declaring a special dividend or conduct a stock repurchase at that time would be detrimental to such exploration and therefore would not be in the best interest of the Company and its stockholders.

Comment #3 and Comment #4:

3.               We note your response to comment 13 in our letter dated June 21, 2013 and the related disclosure on page 40. With a view toward greater disclosure, please tell us whether Mr. Lubell’s termination related to or resulted from your ongoing merger discussions with various parties.

INTERESTS OF CERTAIN PERSON IN THE MERGER

4.               We note your response to comment 13 in our letter dated June 21, 2013 and your related disclosure on page 40 that Mr. Lubell will have a continuing consultancy agreement with the Company after the transaction closes. Within this section, please describe the consultancy fees which will continue to be paid to Mr. Lubell after the consummation of the merger. See Item 5(a) of Schedule 14A.

Response to Comments #3 and #4:

The Second Preliminary Revised Proxy Statement amends the prior disclosure as follows:

P. 40 of the Preliminary Revised Proxy Statement: On March 19, 2013, the Company publicly announced that Mr. Lubell had decided to step down as Chairman, Chief Executive Officer and Creative Director of the Company and that his employment with the Company terminated at such time. Mr. Lubell also stepped down from being a member of the Board. Prior to Mr. Lubell’s decision, the Board had informed Mr. Lubell that his employment contract would not be renewed. In addition, Mr. Lubell agreed to serve as Chairman Emeritus and as a creative consultant to the Company for a period of two years. Following the Closing, Mr. Lubell is expected to continue as a creative consultant to the Company for the remainder of the term of his consulting agreement. He will, however, cease to serve as Chairman Emeritus of the Company as of the Closing. Also, on March 19, 2013, the Board appointed Ms. Koplin to serve in the position of Interim Chief Executive Officer of the Company, while continuing to serve in her current position as President of the Company.

Second Preliminary Revised Proxy Statement (additional text in bold): On March 19, 2013, the Company publicly announced that Mr. Lubell had decided to step down as Chairman, Chief Executive Officer and Creative Director of the Company and that his employment with the Company terminated at such time. Mr. Lubell also stepped down from being a member of the Board. Prior to Mr. Lubell’s decision, the Board had informed Mr. Lubell that his employment contract would not be renewed. The Board’s decision not to renew Mr. Lubell’s employment contract was not related to, and did not result from, its ongoing merger discussions with TowerBrook or the various discussions it had with other parties in connection with the

Company’s announcement on October 10, 2012, that the Special Committee had been formed to explore and evaluate potential strategic alternatives available to the Company. In addition, Mr. Lubell agreed to serve as Chairman Emeritus and as a creative consultant to the Company for a period of two years. During such two year period, Mr. Lubell will receive (i) a consulting fee of $1,000,000 per year, (ii) reimbursement of his expenses incurred in connection with consulting work performed for the Company and (iii) a Company discount card unless the Company ceases to provide Company discount cards to its executives in accordance with the Company’s policies then in effect.  Such compensation and benefits are independent from and not related to the merger or the closing of the merger. Following the Closing, Mr. Lubell is expected to continue as a creative consultant to the Company for the remainder of the term of his consulting agreement. He will, however, cease to serve as Chairman Emeritus of the Company as of the Closing. Also, on March 19, 2013, the Board appointed Ms. Koplin to serve in the position of Interim Chief Executive Officer of the Company, while continuing to serve in her current position as President of the Company.

Additionally, the Second Preliminary Revised Proxy Statement amends the prior disclosure on p. 74 of the Preliminary Revised Proxy Statement by adding the following:

Lubell Consulting Agreement

During the two year period following March 19, 2013, Mr. Lubell will receive (i) a consulting fee of $1,000,000 per year, (ii) reimbursement of his expenses incurred in connection with consulting work performed for the Company and (iii) a Company discount card unless the Company ceases to provide Company discount cards to its executives in accordance with the Company’s policies then in effect.  Such compensation and benefits are independent from and not related to the merger or the closing of the merger.

Very truly yours,

/s/ Dennis J. Block
Dennis J. Block

cc:

Peter F. Collins

Deborah E. Greaves, Esq.
True Religion Apparel, Inc.

C.N. Franklin Reddick III, Esq.
Akin Gump Strauss Hauer & Feld LLP